EXHIBIT 23(n)


                               CMG INVESTORS TRUST

                                 RULE 18F-3 PLAN

                  This plan (the "Plan") is the written plan setting forth the separate arrangements and expense allocations for those series of CMG Investors Trust (the "Trust") listed on Schedule A (each a "Fund", and together the "Funds"), as such Schedule may be amended from time to time, as required by Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act").

                  A.       GENERAL DESCRIPTION OF THE CLASSES OFFERED

                           1. Institutional Shares are offered without any
front-end sales charge, deferred sales charge or redemption fee, and no fees or expenses payable under any Rule 12b-1 or similar plan shall be payable with respect to the Institutional Shares.

                           2. Advisor Shares shall similarly not be subject to
sales charges or any redemption fee, but shall be subject to charge for distribution related expenses that are incurred by the Trust in connection with the sales of Advisor Shares in an amount not exceeding such amount as is specified from time to time by any plan adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act.

                  B.       EXPENSE ALLOCATION

                  The following expenses shall be allocated among the classes, to the extent practicable, on a class-by-class basis: (a) amounts payable under any distribution plans; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific class of shares; (c) Securities and Exchange Commission and Blue Sky registration and qualification fees incurred by a specific class of shares; (d) the expense of administrative personnel and services as required to support the shareholders of a specific class of shares; (e) auditor's fees, litigation expenses and/or legal fees and expenses, if any, relating to a specific class of shares; (f) transfer agent fees identified as being attributable to a specific class of shares; (g) fees or expenses of the Board of Trustees of the Trust ("Trustees") incurred as a result of issues relating to a specific class of shares; (h) accounting expenses relating solely to a specific class of shares; and (i) expenses incurred in connection with shareholders' meetings as a result of issues relating to a specific class of shares.




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                  C.       ADDITIONAL INFORMATION

                  Each Fund's prospectus contains additional information about the classes and the multiple class structure. This Plan is subject to the terms of the then-current prospectus for the applicable classes; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the classes contained in this Plan.

                  D.       DATE OF EFFECTIVENESS

                  This Plan is effective as of the date set forth below, provided that the Plan shall not become effective with respect to any Fund unless the Trustees of the Trust have found that the Plan is in the best interests of each class individually and each Fund as a whole, and further provided that the Plan has first been approved by the vote of a majority of the Trustees and by a vote of a majority of the Trustees who are not "interested persons" of the Trust as defined by the 1940 Act and the rules thereunder (the "Independent Trustees").



                  This Plan was approved on January 11, 2002, by the Board of Trustees of the Trust, including a majority of the Independent Trustees.




                                                 --------------------
                                                 Anne G. Gill, Secretary






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                                   SCHEDULE A


         The Plan pursuant to Rule 18f-3 applies to the following Funds:


         CMG Money Market Fund (Institutional Shares and Advisor Shares)















                                      A-1





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